UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SAMSARA INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

79589L106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79589L106	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,847,799 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,847,799 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,847,799 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Includes (i) 331,287 Class A Common Shares of Samsara, Inc. (the “Issuer”) and (ii) 3,516,512 Class A Common Shares issuable upon conversion of the Issuer’s Class B Common Shares. Each Class B Common Share is convertible into one Class A Common Share. The Reporting Persons are subject to a limitation pursuant to which the Reporting Persons may not convert their Class B Common Shares to Class A Common Shares if such exercise would cause the Reporting Persons to beneficially own Class A Common Shares in an amount exceeding 9.99% of the Class A Common Shares outstanding immediately after giving effect to such conversion. As a result, only 3,516,512 of the 5,424,513 Class B Common Shares beneficially owned by the Reporting Persons may currently be converted to Class A Common Shares within 60 days.

[2]

Based on (i) 35,000,000 Class A Common Shares reported outstanding in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 15, 2021 after giving effect to the offering described therein and assuming no exercise of the underwriter’s option to purchase additional shares described therein and (ii) 3,516,512 Class A Common Shares issuable upon conversion of the Issuer’s Class B Common Shares.

CUSIP No. 79589L106	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,847,799 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,847,799 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,847,799 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12.	Type of Reporting Person (See Instructions) IA, OO

[1]

Includes (i) 331,287 Class A Common Shares of Samsara, Inc. (the “Issuer”) and (ii) 3,516,512 Class A Common Shares issuable upon conversion of the Issuer’s Class B Common Shares. Each Class B Common Share is convertible into one Class A Common Share. The Reporting Persons are subject to a limitation pursuant to which the Reporting Persons may not convert their Class B Common Shares to Class A Common Shares if such exercise would cause the Reporting Persons to beneficially own Class A Common Shares in an amount exceeding 9.99% of the Class A Common Shares outstanding immediately after giving effect to such conversion. As a result, only 3,516,512 of the 5,424,513 Class B Common Shares beneficially owned by the Reporting Persons may currently be converted to Class A Common Shares within 60 days.

[2]

Based on (i) 35,000,000 Class A Common Shares reported outstanding in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 15, 2021 after giving effect to the offering described therein and assuming no exercise of the underwriter’s option to purchase additional shares described therein and (ii) 3,516,512 Class A Common Shares issuable upon conversion of the Issuer’s Class B Common Shares.

CUSIP No. 79589L106	13G	Page 4 of 7 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

Samsara Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

245 Summer Street

Boston, MA 02210

Item 2.

(a)	Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed jointly by each of Marc Stad and Dragoneer Investment Group, LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for all Reporting Persons is: One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(c)	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number

79589L106

CUSIP No. 79589L106	13G	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended and acts as investment manager to certain affiliated funds that hold the shares of Class A Common Stock (the “Dragoneer Adviser shares”). As a result, Dragoneer Adviser may be deemed to share voting and dispositive power with respect to such Dragoneer Adviser shares. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Dragoneer Adviser shares.

Squadron DF Holdings, LP is the direct holder of 5,424,513 Class B Common Shares. The Reporting Persons and Squadron DF Holdings, LP are subject to a limitation pursuant to which they may not convert Class B Common Shares to Class A Common Shares if such exercise would cause them to beneficially own Class A Common Shares in an amount exceeding 9.99% of the Class A Common Shares outstanding immediately after giving effect to such conversion. As a result, only 3,516,512 of the 5,424,513 Class B Common Shares held by Squadron DF Holdings, LP may currently be converted to Class A Common Shares within 60 days As general partner of Squadron DF Holdings, LP, Dragoneer CF GP, LLC, a Cayman Islands limited liability company, may also be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Squadron DF Holdings, LP.

Marc Stad is the sole member of Cardinal DIG CC, LLC and Dragoneer CF GP, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Stock of the Issuer.

CUSIP No. 79589L106	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 6.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 79589L106	13G	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer